

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


09057081

REPORT FOR THE PERIOD BEGINNING____01/01/08____ AND ENDING____12/31/08____
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Associates, inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

436 Seventh Avenue, Koppers Building, 5th Floor
(No. and Street)

Pittsburgh   PA   15219
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brad J. Marshall   412-765-8927
                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
        (Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 Pittsburgh PA 15237
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

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FEB 27 2009

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FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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AB
3/17

OATH OR AFFIRMATION

I, Brad J. Marshall _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Associates, inc. _____, as of December 31 _____, 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

Chief Financial Officer

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008



Lally&Co.
CPAs and Business Advisors

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

CONTENTS

Lally&Co.



Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Hunter Associates, inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Hunter Associates, inc.,** a wholly owned subsidiary of H.A. Holdings, inc., (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **Hunter Associates, inc.** at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

February 3, 2009

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$ 1,049,309
Due From Clearing Broker	212,652
Prepaid and Other Assets	102,690
Securities Owned - At Market Value	123,550
Furniture and Equipment - At Cost, Less	
Accumulated Depreciation of Approximately $740,800	77,632
Total Assets	**$ 1,565,833**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$ 328,991

Stockholder's Equity

Common Stock - Par Value $1 Per Share; 10,000 Shares Authorized;	
1,000 Shares Issued and Outstanding	1,000
Additional Paid-In Capital	1,020,442
Retained Earnings	215,400
Total Stockholder's Equity	**1,236,842**
Total Liabilities and Stockholder's Equity	**$ 1,565,833**

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

Hunter Associates, inc. is a wholly owned subsidiary of H.A. Holdings, inc. (the "Parent"). The Company was incorporated in December 1999 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC"). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services.

2 – SIGNIFICANT ACCOUNTING POLICIES

This financial statement of Hunter Associates, inc. is presented on the accrual basis of accounting and is prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in this financial statement, summarized below are the more significant accounting policies.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

Securities Transactions

The Company is associated with Pershing LLC on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with the related commission revenues and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker). Certain of the accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation. The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with these balances.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

The Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Securities owned are held in accounts with the Company's clearing broker. The securities accounts at the clearing broker are insured by the Securities Investor Protection Corporation.

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. Investments for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in income.

Purchases and sales of securities are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received. Interest on fixed income securities owned is accrued as earned.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on straight-line and accelerated methods using estimated useful lives ranging from five to thirty-one years.

Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly but are recognized on a pro rata basis over the quarter as earned.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an S corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

Management has elected to defer the application of FAS FIN 48, *Accounting for Uncertain Tax Positions* in accordance with FSP FIN 48-3. The Company will continue to follow FAS 5, *Accounting for Contingencies*, until it adopts FIN 48.

3 – DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2008 consisted approximately of the following:

Deposits With Clearing Broker	$	100,000
Receivable From Clearing Broker		112,700
	$	212,700

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. The receivable from clearing broker indicated above represents the net amount due from Pershing LLC.

4 – SECURITIES OWNED

Marketable securities as of December 31, 2008 consisted of investment securities owned, principally corporate stock, having market values of approximately $123,600.

5 – RELATED PARTY TRANSACTIONS

The Company has an agreement with its parent through which the Company obtains various management and advisory services. The agreement calls for annual renewal until terminated by either party. Under the terms of the agreement, the Company incurred and paid management fees expense of approximately $611,000 for the year ended December 31, 2008.

6 – RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan (the Plan) that covers all employees that meet the eligibility requirements, as defined. This Plan allows employee salary deferrals up to amounts allowed under tax laws and regulations. This Plan also provides for employer matching contributions. Employer retirement contributions are accrued and funded on a current basis.

7 – COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under several short-term and long-term operating lease agreements that expire in various years through December 2012. The Company's office lease agreement calls for a base rent plus a proportionate share of the property's taxes and operating costs. The agreement also contains provisions for renewal of the lease for one additional five-year period at rental rates based upon prevailing market rates at the time of renewal.

Approximate future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year for each of the next four (4) years and in total are:

Year Ending
December 31,

2009	$	199,700
2010		199,700
2011		107,000
2012		12,000
	$	518,400

8 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2008, the Company's net capital under the uniform net capital rule was approximately $1 million which exceeded the minimum net capital requirement by approximately $763,800. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008, was .32 to 1.

9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2008, the contractual amount of unsettled customer purchases and sales were approximately $1.3 million and $3.8 million, respectively. All unsettled trades were closed subsequent to December 31, 2008, with no loss to the Company.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. At December 31, 2008, there were no unsettled principal purchases or sales.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. Securities owned by the Company are primarily publicly traded corporate stocks. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.